

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2015

Via E-Mail
Donna Brandin
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ   08701

Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-54047

Dear Ms. Brandin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant